JM GROUP LTD

June 20, 2025

Kate Beukenkamp

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	JM Group Ltd Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted May 28, 2025 CIK No. 0002049717

Dear Ms. Meadows:

This letter is in response to the letter dated June 10, 2025, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to JM Group Ltd (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The third amendment to the Draft Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed to accompany this letter.

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to prior comment 1 and reissue in part. Please revise your disclosure to state that your holding company corporate structure involves a unique risk to investors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the Cover Page and page 36 of the Amendment No. 3.

Prospectus Summary

Business Overview

Our Supplying Manufacturers, page 2

2.	We note your response to prior comment 5 including that, with the exception of a labor outsourcing agreement with one of your major manufacturers, you do not enter into written contracts with your supplying manufacturers. Please revise your disclosure to describe the material terms of the labor outsourcing agreement referred to here (e.g., duration). Additionally, please consider filing this agreement under Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the contract relates to incidental ancillary services provided by the manufacturer rather than product manufacturing and supply. As such, the Company does not consider it to constitute a material agreement under Item 601(b)(10) of Regulation S-K. Therefore, we have deleted the reference to the labor outsourcing contract from pages 2, 26, and 86 of the Amendment No.3.

Risk Factors

Risks Related to Our Business

We made a portion of our sales through a third-party sales agent..., page 25

3.	We note your response to prior comment 22, including revisions to include a related risk factor. Please further revise your disclosure here and where appropriate to briefly discuss the material terms of the agreement with your one (1) third-party U.S. sales agent (e.g., commission rate, duration, etc.). We also note that you entered into a written contract with your third-party sales agent in 2022. Please consider filing this agreement as an exhibit under Item 601(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the pages 25 and 87 of the Amendment No. 3.

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

For the Year Ended September 30, 2023, compared to Year Ended September 30, 2024, page 72

4.	As previously requested in prior comment 18, please expand your discussion of results of operations to provide quantified explanations for the material changes in interest expense, net, other income, and other expense. Refer to Item 4(a) of Form F¬1, Item 5 of Form 20-F, and SEC Interpretive Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the page 75 of the Amendment No. 3.

Notes to Consolidated Financial Statements

Note 15 - Taxes, page F-23

5.	We note your disclosure revisions on page F-24 in response to prior comment 29. Please further revise to reconcile the income tax benefit computed at statutory rate to the effective income tax expenses for 2023.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the page F-24 of the Amendment No. 3.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Zhuoyao (Joy) Hui, Esq., of Robinson & Cole LLP, at (212) 451-2965.

Very truly yours,

By:	/s/ Chun Kwok Stanley Ting
Chun Kwok Stanley Ting
Chief Executive Officer

cc:	Zhuoyao (Joy) Hui, Esq. Robinson & Cole LLP